UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report: September 22, 2022

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statements of Cellectis S.A. on Form F-3 (No. 333-265826) and Form S-8 (Nos. 333-204205, 333-214884, 333-222482, 333-227717 and 333-258514), to the extent not superseded by documents or reports subsequently filed.

Servier License Agreement Update

Under the License, Development and Commercialization Agreement dated March 6, 2019, between Cellectis S.A. (“Cellectis,” “we,” and “us”) and Les Laboratoires Servier SAS and Institut de Recherches Internationales Servier SAS (collectively, “Servier”), as amended on March 4, 2020 (as so amended, the “Servier License Agreement”), Servier currently holds an exclusive worldwide license to develop and commercialize gene-edited allogeneic CAR T-cell products targeting CD19, including UCART19, ALLO-501 and ALLO-501A (collectively, “CD19 Products”). The exclusive rights for the development and commercialization of CD19 Products in the United States have been sublicensed by Servier to Allogene Therapeutics, Inc. (“Allogene”).

On September 21, 2022, Allogene announced that it had received from Servier a notice pursuant to the Exclusive License and Collaboration Agreement between Allogene and Servier notifying Allogene that Servier was discontinuing its involvement in the development of the CD19 Products and purporting to provide Allogene with the ability to elect to obtain a license to the CD19 Products outside of the United States.

We are evaluating all available options and contractual remedies to address the foregoing matters and other performance issues, which we believe may involve material breaches of the Servier Agreement.

Although the foregoing items may result in additional costs and expenses and could potentially result in delays in the development or commercialization of the CD19 Products, we do not expect these matters to have a material adverse impact on our overall development program or long-term financial condition.

The foregoing matters do not have any impact on the License Agreement, dated March 8, 2019, directly between Allogene and Cellectis (the “Allogene License Agreement”) or the development and sales milestone payments provided for under the Allogene License Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A. (Registrant)

September 22, 2022	By:	/s/ André Choulika
André Choulika
Chief Executive Officer